Exhibit 99.2
News Release

Kinross Declares Dividend

Toronto, Ontario, August 12, 2008 - Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that the Board of Directors has declared a dividend of US$0.04 per common share, payable on September 30, 2008 to shareholders of record at the close of business on September 23, 2008.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and approximately 5,000 employees worldwide. Kinross is listed on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media contact:	Investor Relations contact:
Steve Mitchell	Erwyn Naidoo
Director, Corporate Communications	Vice-President, Investor Relations
Kinross Gold Corporation	Kinross Gold Corporation
(416) 365-2726	(416) 365-2744

KINROSS GOLD CORPORATION	40 King Street West, 52nd Floor Toronto, Ontario, Canada	TEL: 416-365-5123 FAX: 416-363-6622